UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 04)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Name of Issuer)

COMMON SHARES, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

G0535E106
(CUSIP Number)

Anna Lee

Pacific Electric Wire & Cable Co., Ltd.

26/Fl., No. 95, Sec. 2, Dunhua S. Rd., Da’An Dist.,

Taipei City, 106046, Taiwan R.O.C.

With a copy to:

Paul J. Weber, Esq.

Pacific Holdings Group

2901 Dallas Parkway, Suite 360

Plano, Texas 75093

(972) 754-8992

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G0535E106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pacific Electric Wire & Cable Co., Ltd. IRS Identification No.: n/a – foreign corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Taiwan, ROC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,430,769
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,430,769
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,430,769
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.5%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Moon View Ventures Limited, B.V.I. IRS Identification No.: n/a – foreign corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,661,235
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,661,235
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.4%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pacific Holdings Group IRS Identification No.: 75-2881770
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,358,795
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,358,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Statement for Schedule 13D/A:

This Amendment No. 4 to Schedule 13D is being filed by Pacific Electric Wire & Cable Co., Ltd. (“Pacific Electric”), Moon View Ventures Limited, B.V.I. (“Moon View”) and Pacific Holdings Group (“Pacific Holdings”), collectively referred to herein as the “Reporting Persons”, to amend and supplement Schedule 13D originally filed September 27, 2005 (the “Initial Statement”) as amended by Amendment No. 1 filed on November 23, 2007, Amendment No. 2 filed on March 30, 2009 and Amendment No. 3 filed on September 17, 2015 (the “Schedule 13D”). Both Moon View and Pacific Holdings are wholly-owned subsidiaries of, and are beneficially owned and controlled by Pacific Electric.

The filing of this Amendment No. 4 shall not be construed as an admission that Pacific Electric, Moon View, Pacific Holdings or any of their executive officers or directors are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the beneficial owners of any securities covered by this statement or that this statement is required to be filed by such persons.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D relates to the common shares, $0.01 par value per share (the “Common Shares”) of Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (herein the “Issuer” or “Company”). The principal executive offices of the Company are located at 15/Fl., B. No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, Republic of China.

Item 2.	Identity and Background

(a)	Pacific Electric is a Taiwan limited company whose business address is No. 858, Sec. 5, Kuaisu Road, Yangmei District, Taoyuan City 32661, Taiwan, (R.O.C.) Pacific Electric is a general business conglomerate focused primarily on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology.

(b)	Moon View is a British Virgin Island company, whose business address is Unit 1008, 10/F., Nan Fung Tower, 173 Des Voeux Road, Central, Hong Kong. Moon View is a holding company with no operations.

(c)	Pacific Holdings is a Nevada corporation whose business address is 2901 Dallas Parkway, Suite 360, Plano Texas 75093. Pacific Holdings is a holding company with no operations.

Pacific Electric, Moon View and Pacific Holdings’ executive officers and directors, their citizenship and other reporting information are as follows:

Board of Directors and Executive Officers of Pacific Electric

Name	Position at Pacific Electric	Principal Business Address	Citizenship
Y & Y Resources Corporation	Director & Chairman	1/Fl., No. 24, Ln. 252, Sec. 1, Dunhua S. Rd., Da’an Dist., Taipei City 106074, Taiwan (R.O.C.)	Taiwan, Republic of China
Pacific Resources Technology Corporation	Director	5/Fl., No. 112, Xining N. Rd., Datong Dist., Taipei City 103601, Taiwan R.O.C.	Taiwan, Republic of China
JS Enterprise Co., Ltd.	Director	8/Fl., No. 82, Guangfu N. Rd., Songshan Dist., Taipei City 105036, Taiwan (R.O.C.)	Taiwan, Republic of China
Sunrise Investment Corporation	Director	12/Fl.-9, No. 9-2, Sec 2, Jianguo N. Rd., Zhongshan Dist., Taipei City 104108, Taiwan (R.O.C.)	Taiwan, Republic of China
Zan Hou Management Consultant Co., Ltd.	Director	No. 54-1, Xiao 2nd Rd., Ren’ai Dist., Keelung City 200002, Taiwan (R.O.C.)	Taiwan, Republic of China
Ta Hsin Investment Co., Ltd.	Director	No. 10-11, Ln. 609, Sec. 5, Chongxin Road, Sanchong Dist., New Taipei City 241405, Taiwan (R.O.C.)	Taiwan, Republic of China
Super Fast Co, Ltd.	Director	2/Fl., No. 18, Ln. 19, Sec. 1, Da'an Rd., Da’an Dist., Taipei City 106070, Taiwan (R.O.C.)	Taiwan, Republic of China
Chun Tang Yuan	President	No. 858, Sec. 5, Kuaisu Road, Yangmei District, Taoyuan City 32661, Taiwan, (R.O.C.)	Taiwan, Republic of China

Board of Directors and Executive Officers of Moon View

Name	Position at Moon View	Principal Business Address	Citizenship
Chun Tang Yuan	Director	Unit 1008, 10/Fl, Nan Fung Tower, 173 Des Voeux Road Central, Hong Kong	Taiwan, Republic of China
Dao Ji Sun	Director	Unit 1008, 10/Fl, Nan Fung Tower, 173 Des Voeux Road Central, Hong Kong	Taiwan, Republic of China
Hsiao Jung Fong	Director	Unit 1008, 10/Fl, Nan Fung Tower, 173 Des Voeux Road Central, Hong Kong	Taiwan, Republic of China

Board of Directors and Executive Officers of Pacific Holdings

Name	Position at Pacific Holdings	Principal Business Address	Citizenship
Chun Tang Yuan	Director & President	2901 Dallas Parkway, Suite 360 Plano, Texas 75093	Taiwan, Republic of China
Dao Ji Sun	Director	2901 Dallas Parkway, Suite 360 Plano, Texas 75093	Taiwan, Republic of China
Hsiao Jung Fong	Director	2901 Dallas Parkway Suite 360, Plano, Texas 75093	Taiwan, Republic of China

(d)	During the last five years, none of Pacific Electric, Moon View, Pacific Holdings or any of their current executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of Pacific Electric, Moon View, Pacific Holdings or any of their current executive officers or directors was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and was or is, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The citizenship of each director and executive officer of Pacific Electric, Moon View and Pacific Holdings is set forth after Item 2(c) above.

Item 3.	Source and Amount of Funds or Other Considerations

As discussed in Item 4, the Reporting Persons intend to use working capital to invest approximately $8.3 million in newly issued common shares of the Issuer through participation in Issuer’s subscription rights offering.

Item 4.	Purpose of Transaction

On December 15, 2021 Issuer filed Amendment No. 3 to Form F-1 Registration Statement (the “F-1”) and subsequently filed its prospectus on January 14, 2022 (the “Prospectus”) setting forth the terms and conditions of its subscription rights offering to holders of record of its Common Shares as of January 7, 2022 (the “Rights Offering”). Under the provisions of the Rights Offering, each holder of record receives at no charge from the Issuer one non-transferable subscription right for each Common Share owned, which subscription right entitles the holder to invest $0.60 towards the purchase of Common Shares at a price per share equal to the subscription price. Subscription right holders who fully exercise their basic subscription rights are entitled to subscribe for additional Common Shares that remain unsubscribed as a result of any unexercised basic subscription rights, referred to as the over-subscription right.

The subscription period, during which holders may exercise their subscription rights, both basic and over-subscription, commences on January 14, 2022 at 9:00 a.m. Eastern Time, and expires at 5:00 p.m. Eastern Time on January 31, 2022, unless Issuer decides to terminate the rights offering earlier or to extend the expiration date.

The Reporting Persons expect to receive a collective total of 10,430,739 basic subscription rights. The Reporting Persons have expressed an intention to participate in the Rights Offering by means of a cash investment of at least approximately $6.3 million to fully exercise their basic subscription rights and an additional investment of approximately $2.0 million for over-subscription rights.

As disclosed in the Prospectus, (i) the subscription price will be equal to 90% of the lower of (1) the volume weighted average price per Common Share on the Nasdaq Capital Market over the five consecutive trading days through and including the expiration date of the Rights Offering and (2) the closing price per Common Share on the Nasdaq Capital Market on the expiration date of the Rights Offering, and (ii) the number of Common Shares an investor would be issued is determined by the total amount they invest pursuant to the exercise of their basic subscription rights divided by the subscription price, with additional Common Shares issued to those who exercised their over-subscription rights. Accordingly, neither the subscription price nor the number of Common Shares issuable to the Reporting Persons are known at this time and will not be determined until after the Rights Offering expiration date.

Item 5.	Interest in Securities of the Issuer

(a)	Pacific Electric is the beneficial owner of 10,430,769 shares of the Common Shares of the Company, representing 75.5% of the outstanding Common Shares as of January 14, 2022, the date of the most recently available filing by the Issuer. Pacific Electric beneficially owns 1,410,739 shares directly (10.21% of the outstanding Common Shares) and the remaining shares indirectly, as a result of (i) Pacific Electric's control of its wholly-owned subsidiary Moon View, which owns of record 7,661,235 Common Shares (55.44% of the outstanding Common Shares) and (ii) Pacific Electric's control of its wholly-owned subsidiary Pacific Holdings, which owns of record 1,358,795 Common Shares (9.83% of the outstanding Common Shares).

(b)	Pacific Electric has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 10,430,769 of the Common Shares.

(c)	None of the Reporting Persons have effected any transactions with respect to the Common Shares during the past sixty days, aside from receiving at no cost the subscription rights reported in Item 4, which is the subject of this Amendment No. 4 to Schedule 13D.

(d)	To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of the Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the information set forth in Items 2, 3, 4 and 5 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2022
Dated:

PACIFIC ELECTRIC WIRE & CABLE CO., LTD.

/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: President

MOON VIEW VENTURES LIMITED, B.V.I.

/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: Director

PACIFIC HOLDINGS GROUP

/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: President